FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                        For the month of September 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





Media
Information


                                23 September 2003

                          Update on Karachaganak exports


As previously announced, first oil was produced from Karachaganak for CPC export on 15 July 2003. During the sequential start-up of the Karachaganak Phase Two facilities, product entering the export system has become contaminated with caustic soda. This has temporarily delayed sales of oil through the CPC pipeline, which are now expected during the fourth quarter. This has no material impact on the project, and BG still expects to be within 2% of its 2003 production target. BG's 2003 volume targets, which were set in 1999, required the completion of 21 major projects, of which Karachaganak is the last.

                                  - ENDS -

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.


Notes to Editors:

First gas reinjection into the Karachaganak reservoir took place on 2 July 2003, and first production from the new facilities entered the connecting pipeline to Atyrau on 15 July 2003. On completion of the new facilities, the field will be capable of producing more than 10 mtpa of liquids (200,000 bopd) and up to 7 bcma of sales gas (700 mmscfd). Further phases of development are expected to follow, to increase liquids production, subject to the development of a market for the substantial additional gas volumes that would be produced.


BG Group's 2003 Exploration and Production volume target, which was set in 1999, is 440,000 barrels of oil/day (160.6 million barrels of oil equivalent). In 2002, the total production achieved was 136 million barrels of oil equivalent.


Enquiries:

Media                         Chris Carter              +44 (0) 118 929 2597


Investor Relations            Chris Lloyd/Brian
                              McCleery/Helen Parris     +44 (0) 118 929 3025

Out of hours pager:           07693 309543

Website: www.BG-Group.com

PR/ 10961

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: September 23, 2003                             By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary